RADCOM LTD.
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NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

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Notice is hereby given that an Extraordinary Meeting of Shareholders (the "Meeting") of Radcom Ltd. (the "Company") will be held on May 6, 2008, at 16:30PM (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purpose:

To approve certain amendments to the Company’s Memorandum and Articles of Association in order to enable the Company to effect a one-for-four reverse share split, as well as to approve such one-for-four reverse share split.

The Board of Directors recommends a vote FOR approval of the proposed resolution to be voted upon at the Meeting.

Shareholders of record at the close of business on April 3, 2008, are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy and to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors,

David Ripstein
Chief Executive Officer

Dated: April 1, 2008

RADCOM LTD.

24 RAOUL WALLENBERG STREET

TEL AVIV 69719, ISRAEL

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PROXY STATEMENT

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EXTRAORDINARY MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.05 nominal value per share (the "Ordinary Shares"), of Radcom Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary Meeting of Shareholders. The Meeting will be held on May 6, 2008, at 16:30PM (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

It is proposed that at the Meeting, the following resolution be adopted:

To approve certain amendments to the Company’s Memorandum and Articles of Association in order to enable the Company to effect a one-for-four reverse share split, as well as to approve such one-for-four reverse share split.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the Meeting in person, or by a duly executed proxy, as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.

Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on April 3, 2008 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about April 7, 2008 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. In addition, as required by Israeli law, the Company has filed this Notice and Proxy Statement and the form of proxy card with the Israeli Securities Authority (“ISA”) and the Tel Aviv Stock Exchange, copies of which may available at no charge on the ISA’s website at http://www.magna.isa.gov.il.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on April 3, 2008, will be entitled to vote at the Meeting and any adjournments or postponements thereof. The Company had outstanding on March 17, 2008, 20,295,138 Ordinary Shares, each of which is entitled to one vote upon the matter to be presented at the Meeting. Two or more shareholders of the Company holding shares conferring in the aggregate at least one-third (1/3) of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares as of March 17, 2008 by (i) each person or entity known to own beneficially more than five percent (5%) of the Company’s outstanding Ordinary Shares based on information provided to the Company by the holders or disclosed in public filings with the Securities and Exchange Commission, and (ii) all directors and officers as a group, based on information provided to the Company by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Zohar Zisapel(3)	7,083,842	33.3%

Yehuda Zisapel(4)	2,027,161	10.0%

RAD Data Communications Ltd(5)	177,841	0.9%

All directors and executive officers as a group, except Zohar Zisapel (11 persons)(1)(2)	605,662	2.9%

(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable on or within 60 days of March 17, 2008.

(2)
The percentage of outstanding Ordinary Shares is based on Ordinary Shares outstanding as of March 17, 2008. For determining the percentage owned by each person, Ordinary Shares for each person includes Ordinary Shares that may be acquired by such person pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of March 17, 2008.

The number of outstanding Ordinary Shares does not include shares that were repurchased by the Company.

(3)
Includes 177,841 Ordinary Shares owned of record by RAD Data Communications Ltd., an Israeli company, 54,500 Ordinary Shares owned of record by Klil and Michael Ltd., an Israeli company and 959,375 Ordinary Shares issuable upon exercise of options or warrants exercisable within 60 days of March 17, 2008. Zohar Zisapel is a principal shareholder and director of each of RAD Data Communications Ltd. and Klil and Michael Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the Ordinary Shares held by RAD Data Communications and Klil and Michael Ltd. Mr. Zisapel disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein.

(4)
Includes 177,841 Ordinary Shares owned of record by RAD Data Communications Ltd., an Israeli company, and 910,360 Ordinary Shares owned of record by Retem Local Networks Ltd., an Israeli company. Yehuda Zisapel is a principal shareholder and director of each of RAD Data Communications Ltd. and Retem Local Networks and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the Ordinary Shares held by RAD Data Communications Ltd. and Retem Local Networks. Mr. Zisapel disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein.

(5)
Messrs. Zohar Zisapel and Yehuda Zisapel have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd. The shares held by RAD Data Communications Ltd. are also reflected under Zohar Zisapel’s and Yehuda Zisapel’s names in the table.

ITEM 1 - APPROVAL OF AMENDMENTS TO THE COMPANY’S MEMORANDUM AND ARTICLES OF ASSOCIATION AND APPROVING A ONE-FOR-FOUR REVERSE SHARE SPLIT

Purpose of the Reverse Share Split

The purpose of the reverse share split is to enable the Company to continue to comply with the continued listing requirements of the Nasdaq Capital Market. On March 11, 2008, the Company received a notice from The NASDAQ Stock Market, Inc. Listing Qualifications Staff (the “Staff”), notifying the Company that it had failed to comply with the minimum bid price requirement of $1.00 per share, as required for continued listing by NASDAQ Marketplace Rule 4320(e)(2)(E)(ii), and therefore will be delisted from the Nasdaq Capital Market. As the Company reported in a press release dated September 12, 2007, in September 2007 the Staff notified the Company that the bid price of its Ordinary Shares had closed at less than $1.00 per share for 30 consecutive business days, and that the Company, therefore, had until March 10, 2008 to regain compliance with the minimum $1.00 bid price per share requirement. Following the March 11, 2008 notice from the Staff, the Company filed an appeal with the Nasdaq Hearing Panel on the determination to delist its Ordinary Shares from the Nasdaq Capital Market. The hearing of the appeal is scheduled to take place on May 1, 2008, and while the appeal is pending, the delisting of the Company’s Ordinary Shares from the Nasdaq Capital Market will be stayed. In the event that the Company’s appeal with the Nasdaq Hearing Panel is not successful, the Company shall NOT effect the amendments to its Memorandum and Articles of Association, and the reverse share-split, all proposed hereunder.

The reverse share split, if approved by the Company’s shareholders and subject to a favorable ruling of the Nasdaq Hearing Panel in the aforementioned appeal, will enable the Company to regain compliance with the minimum bid price requirement of $1.00 and to continue to be listed on the Nasdaq Capital Market. The Company believes that the continued listing on the Nasdaq Capital Market will enable the Company to have greater access to the public capital markets and will afford the Company’s shareholders greater liquidity with respect to their shareholdings in the Company. In the event that the Company’s shareholders do no approve the proposed amendments to the Company’s Memorandum and Articles Association and the reverse share split, the Company’s Ordinary Shares will be delisted from trading on the Nasdaq Capital Market, in which case the Company intends to apply to list its Ordinary Shares on the “Over the Counter Bulletin Board” (OTC).

If the reverse share split is approved by our shareholders, the Company will issue a press release announcing the effective date of the reverse share split and of the applicable amendments to its Memorandum and Articles of Association. The Company is required to give Nasdaq at least 15 days’ prior notice of a reverse share split.

The amendments to the Memorandum and Articles of Association would effect the reverse share split by reducing the number of our issued and outstanding Ordinary Shares, as well as the number of our authorized but unissued shares, by the ratio of one-for-four.

While our Board of Directors believes that the potential advantages of a reverse share split outweigh the risks, if the Company does effect a reverse share split there can be no assurance that:

(a)  our Ordinary Shares will trade at a price in proportion to the reduction in the number of outstanding shares resulting from the reverse shares split;

(b)  the liquidity of our Ordinary Shares will not be adversely affected by the reduced number of shares that would be outstanding after the reverse share split;

(c) engaging in a reverse share split will not be perceived in a negative manner by investors, analysts or other stock market participants; or

(d)  the reverse share split will not result in some shareholders owning "odd-lots" of less than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in "round-lots" of even multiples of 100 shares.

Effects of the Reverse Share Split on our Ordinary Shares

A reverse share split will reduce the number of Ordinary Shares issued and outstanding and the number of shares authorized but unissued by three-quarters. Also, the reverse share split will result in an adjustment to nominal value of each Ordinary Share, which will become NIS 0.2 instead of the current NIS 0.05 nominal value per each Ordinary Share. The number of our authorized Ordinary Shares will decrease from 39,990,680 to 9,997,670 Ordinary Shares and the number of Ordinary Shares outstanding would decrease from 20,295,138 to approximately 5,073,784, the precise number of outstanding shares to depend on the results of rounding of fractional shares. However, each shareholder's proportionate ownership of the issued and outstanding Ordinary Shares immediately following the effectiveness of the reverse share split would remain the same.

The reverse share split will also affect the outstanding options under our Employee Stock Option Plans (ESOPs). For example, following the reverse share split, each of the outstanding options to purchase our Ordinary Shares would represent the right to purchase that number of Ordinary Shares equal to 1/4 of the Ordinary Shares previously covered by the options and the exercise price per share would be four times the previous exercise price.

Certain U.S. Federal Income Tax Consequences

The following is a summary of certain U.S. federal income tax consequences arising from the reverse share split. This summary is based upon current law, including the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative pronouncements and judicial decisions relating thereto, all of which are subject to change or differing interpretations, possibly on a retroactive basis. This summary is limited to U.S. federal income tax law, and does not consider estate or gift tax consequences, the alternative minimum tax, U.S. state or local tax consequences, or taxation under the laws of any other jurisdiction. This summary is further limited to holders that hold our Ordinary Shares as capital assets within the meaning of Section 1221 of the Code, and does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances (e.g., persons who acquired our Ordinary Shares as compensation or persons who hold our Ordinary Shares as part of a straddle, “hedge” or “conversion transaction” with other investments) or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or currencies, tax-exempt plans and organizations, real estate investment trusts, regulated investment companies, life insurance companies, banks or other financial institutions, grantor trusts, certain former citizens or long-term residents of the United States, persons that have a functional currency other than the U.S. dollar and persons that own directly or by attribution at least 10% of our voting power. Accordingly, shareholders are urged to consult with their own tax advisors to determine the tax consequences applicable to their individual situations.

The U.S. federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds our Ordinary Shares generally will depend on such partner’s particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

  Generally, the reverse share split will not result in the recognition of gain or loss for U.S. federal income tax purposes. The total adjusted tax basis of the aggregate number of new Ordinary Shares will be the same as the total adjusted basis of the aggregate number of Ordinary Shares held by a shareholder immediately prior to the reverse share split and the holding period of the Ordinary Shares after the reverse share split will include the holding period of the Ordinary Shares held prior to the reverse share split. No gain or loss will be recognized by the Company as a result of the reverse share split.

U.S. Internal Revenue Service Regulations generally provide that, for the purpose of avoiding U.S. federal tax penalties, a taxpayer may rely only on formal written advice meeting specific requirements. The tax advice in this document does not meet those requirements. Accordingly, the tax advice was not intended or written to be used, and it cannot be used, for the purpose of avoiding U.S. federal tax penalties that may be imposed on you. Further, the tax advice in this document was written to support the promotion or marketing of the transaction or matter discussed herein. You and any other person reading the tax advice in this document should seek advice based on your, his or her particular circumstances from an independent tax advisor.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the policy of the Israeli Tax Authority as currently in place, and is for general information only. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them.

Generally, a reverse share split will be viewed for Israeli tax purposes as a sale of the Ordinary Shares held by each shareholder, with the consideration being the new Ordinary Shares received in the reverse share split. Such sale of Ordinary Shares will generally be viewed as a tax event for Israeli tax purposes and will result in the recognition of gain or loss for Israeli income tax purposes, unless an applicable exemption is provided in Israeli tax law or under an applicable treaty for the prevention of double taxation which exists between the State of Israel and the country of residence of the shareholder.

                However, we approached the Israeli Tax Authority in order to obtain an advanced tax ruling, prior to the reverse share split, that will provide that Israeli tax will not be chargeable on the reverse share split. Such ruling is also expected to provide that the adjusted tax basis of the aggregate number of new Ordinary Shares will be the same as the adjusted tax basis of the aggregate number of Ordinary Shares held by a shareholder immediately prior to the reverse share split, and that for Israeli tax purposes the holding period of the new Ordinary Shares after the reverse share split will include the holding period of the Ordinary Shares held prior to the reverse share split.

Fractional Shares

In order to avoid the expense and inconvenience of issuing fractional shares in connection with the reverse share split, we will round any fractional share that results from the reverse share split to the nearest whole share, with a half share being rounded upward.

Exchange of Share Certificates

Shortly after the reverse share split becomes effective, each holder of an outstanding certificate representing Ordinary Shares will receive from American Stock Trust and Transfer Company, the Company's exchange agent (the "Exchange Agent"), instructions for the surrender of such certificate to the Exchange Agent. Such instructions will include a form of Transmittal Letter to be completed and returned to the Exchange Agent. As soon as practicable after the surrender to the Exchange Agent of any certificate that prior to the effective date of the reverse share split represented Ordinary Shares, together with a duly executed Transmittal Letter and any other documents the Exchange Agent may specify, the Exchange Agent shall deliver to the person in whose name such certificate had been issued certificates registered in the name of such person representing the whole number of Ordinary Shares into which the Ordinary Shares previously represented by the surrendered certificate shall have been reclassified.

Until surrendered as contemplated herein, each certificate that immediately prior to the reverse share split represented any Ordinary Shares shall be deemed at and after the reverse share split to represent the whole number of Ordinary Shares contemplated by the preceding sentence. Each certificate representing Ordinary Shares issued in connection with the reverse share split will continue to bear any legends restricting the transfer of such shares that were borne by the surrendered certificates representing the Ordinary Shares.

No service charges, brokerage commissions or transfer taxes shall be payable by any holder of any certificate that prior to approval of the reverse share split represented any Ordinary Shares, except that if any certificates for Ordinary Shares are to be issued in a name other than that in which the certificates for Ordinary Shares surrendered are registered, it shall be a condition of such issuance that (i) the person requesting such issuance shall pay to the Company any transfer taxes payable by reason thereof (or prior to transfer of such certificate, if any) or establish to the satisfaction of the Company that such taxes have been paid or are not payable, (ii) such transfer shall comply with all applicable federal and state securities laws, and (iii) such surrendered certificate shall be properly endorsed and otherwise be in proper form for transfer.

Appraisal Rights

No appraisal rights are available under the Israeli Companies Law or under our Articles of Association to any shareholder who dissents from the proposals to approve the conversion to no par value and the reverse share split.

Required Approval

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the share conversion and the reverse share split.

Proposed Resolution

It is therefore proposed that, at the Meeting, the following resolution be adopted:

“RESOLVED that, subject to the approval of the reverse share split as set forth below, the Articles of Association of the Company, and the Company’s Memorandum of Association, as amended, be amended on the date of the Meeting as follows:

A. Article 4 of the Articles of Association of the Company shall be replaced in its entirety with the following:

4. Share Capital

The share capital of the Company is two million New Israeli Shekel (NIS 2,000,000) divided into nine million nine hundred ninety seven thousand six hundred and seventy (9,997,670) Ordinary Shares, par value NIS 0.2 each, and two thousand three hundred and thirty (2,330) Deferred Shares, par value NIS 0.2 each. The Ordinary Shares confer upon their holders the rights described n these Articles. Notwithstanding any other provision of these Articles, the Deferred Shares confer upon their holders no rights other than the right to their par value upon liquidation of the Company.

B. Article 4 of the Memorandum of Association of the Company shall be replaced in its entirety with the following:

4. The share capital of the Company is two million New Israeli Shekel (NIS 2,000,000) divided into nine million nine hundred ninety seven thousand six hundred and seventy (9,997,670) Ordinary Shares, par value NIS 0.2 each, and two thousand three hundred and thirty (2,330) Deferred Shares, par value NIS 0.2 each;

RESOLVED FURTHER, that subject to receipt by the Company of a favorable ruling from the Nasdaq Hearing Panel on its appeal on the NASDAQ Stock Market, Inc. Listing Qualifications Staff’s determination to delist its Ordinary Shares from the Nasdaq Capital Market, a reverse share split in the ratio one-for-four is authorized, effective on the date to be announced by the Company;

RESOLVED FURTHER, that the Chairman of the Board of Directors is authorized to determine the effective date of the reverse share split on behalf of the Company;

RESOLVED FURTHER, that, if the reverse share split is approved, the issuance of such number of Ordinary Shares as is necessary to round to the nearest whole share fractional shares resulting from the reverse share split, with a half share being rounded up, is hereby authorized.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

By Order of the Board of Directors,

David Ripstein
Chief Executive Officer

Dated: April 1, 2008